FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General Information

Item A.1	Report for 04/29/2016
Item A.2	CIK: 0000756913
Item A.3	EDGAR Series Identifier: S000008291
Item A.4	Securities Act File Number: 002-94157
Item A.5	Contact Information:
Charles A. Rizzo
crizzo@jhancock.com
617-663-4006

Part B: Default or event of insolvency of portfolio security issuer

Not applicable

Part C: Provision of financial support to the fund

Item C.1 Description of nature of support

Capital contribution in connection with a merger to eliminate dilution to shareholders.

Item C.2 Person providing support.

John Hancock Investment Management Services, LLC (the “Adviser”)

Item C.3 Brief description of relationship between the person providing support and the fund.

The Adviser is the investment adviser to Money Market Trust B (the “Fund”). An affiliate of the Adviser, John Hancock Asset Management a division of Manulife Asset Management (North America), is the subadviser to the Fund.

Item C.4 Date support provided.

April 29, 2016

Item C. 5 Amount of Support.

$777.72

Item C. 6 Security Supported

Not Applicable

Item C.7 Value of Security Supported

Not Applicable

Item C.8 Brief description of reason for support.

The Fund, a series of John Hancock Variable Insurance Trust (the “Trust”), is merging into Money Market Trust, also a series of the Trust, immediately after the close of business on April 29, 2016. In order to eliminate dilution caused by small realized losses from security sales to shareholders of the Fund, the Adviser, in connection with the merger is making a capital contribution of $777.72 to the Fund immediately prior to the close of business on April 29, 2016.

Item C.9 Term of support

One-time capital contribution.

Item C.10 Brief description of any contractual restrictions relating to support.

Not applicable.

Part D: Deviation between current net asset value per share and intended stable price per share

Not applicable.

Part E: Imposition of liquidity fee

Not applicable.

Part F: Suspension of Fund Redemptions

Not applicable

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not applicable

Part H: Optional disclosure

Not applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2016

John Hancock Variable Insurance Trust

On behalf of its series, Money Market Trust B

By:  Charles A. Rizzo

Charles A. Rizzo

Chief Financial Officer